Via Facsimile and U.S. Mail
Mail Stop 6010

      November 2, 2005

Mr. Brent W. LaGere
Chief Executive Officer
Chandler (U.S.A.), Inc.
1010Manvel Avenue
Chandler, Oklahoma   74834


      Re:	Chandler (U.S.A.), Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 22, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 11, 2005
		File No. 001-15135


Dear Mr. LaGere:


      We have reviewed your August 5, 2005 and October 21, 2005 responses to our July 8, 2005 comment letter. We have also reviewed
Amendment 1 to the December 31, 2004 10-K in draft form, and Amendment 1 to the March 31, 2005 10-Q in draft form and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Draft Form 10-K/A Amendment No. 1 - December 31, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 1

Critical Accounting Policies, page 1

Reserves for Losses and Loss Adjustment Expenses, page 2

1. Please revise the tables on pages two and three to include this reserve information on a gross basis.

2. Refer to your response to comment two related to this section. You state in your response related to the disclosures for your loss reserves that a discussion of sensitivity is not practical or meaningful. Please note that the comment only presents a suggested format that is intended to allow investors to better understand the sensitivity of your operations related to the factors that you have identified as key in establishing these reserves. If you do not feel this proposed format is applicable to your business, then please include disclosure in another format that will allow an investor the desired insights into the sensitivity of these reserves to key factors identified such as the frequency and sensitivity patterns mentioned in your letter of August 5, 2005.

3. On page three where you discuss the different methodologies ultimately used to establish your reserves, please include a discussion of why that particular methodology or weighting of methodologies was appropriate over the other choices.

Liquidity and Capital Resources, page 17

Contractual Obligations, page 20

4. Refer to your response to comment four. Please revise your presentation in this table to include the reserve information on a gross basis.

Draft Form 10-Q/A Amendment No. 1 - March 31, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 1

Results of Operations, page 2

Liquidity and Capital Resources, page 6

5. Refer to your response to comment seven. In addition to your current revised disclosures please include the effect of the payment of claims on cash from operations similar to what was provided to us in your letter dated August 5, 2005. Include what resulted in the significant increase in the payment of previous year claims, and how these factors are expected to impact cash flows in the future.

Exhibit 31 - Certifications pursuant to Section 302 of the
Sarbanes-
Oxley Act of 2002

6. As your amendment included "other financial information," please amend the filing to revise these certifications so that they include the third paragraph of the certification.

*    *    *    *

      As appropriate, please amend your December 31, 2004 Form 10-
K
and March 31, 2005 Form 10-Q and respond to these comments within
10
business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Ibolya Ignat, Staff Accountant, at (202)
551-
3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


	Sincerely,



	Jim B. Rosenberg
	Senior Assistant Chief
	Accountant
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Mr. Brent W. LaGere
Chandler (U.S.A.), Inc.
November 2, 2005
Page 4